NEWS RELEASE 09-21	JUNE 23, 2009

FRONTEER REPORTS 87.5% URANIUM RECOVERY FROM AURORA’S PILOT PLANT TESTING

Aurora Energy Resources, a wholly owned subsidiary of Fronteer Development Group Inc. (FRG - TSX/NYSE Amex), is pleased to announce that pilot plant leaching and resin-in-pulp (“RIP”) extraction tests on the Michelin and Jacques Lake uranium deposits in Labrador (the “Michelin Project”) provide strong support for the project’s viability and production potential.

Highlights from the pilot plant and bench scale test work indicate that:

1.	The Michelin Project mineralization is predicted to yield an average uranium recovery of 87.5%.
2.	The proposed milling process for the Michelin Project is an effective method for treating the Michelin Project mineralization.
3.	There will only be a modest consumption of energy and consumables.
4.	The tailings test results meet Canadian environmental standards.

These metallurgical test results are from one of several engineering and economic studies Aurora commissioned over the last 18 months and that are now in the final stages of completion. Final data relating to Aurora’s tailings-management options, updated resource estimate, scoping study and economic benefits analysis will be reported in the months ahead.

PILOT PLANT TESTING
To test the metallurgical properties of mineralization from the Michelin and Jacques Lake deposits, Aurora contracted SGS Lakefield Research Limited to operate a continuous, 444-hour (19 day), pilot plant study on Michelin and Jacques Lake mineralization at its Ontario test facility.

The pilot operation included batch grinding, continuous leaching, RIP extraction of uranium, resin elution, and tailings neutralization. The leach-RIP circuit operated at a feed rate of about 2 kg/h and processed approximately 900 kg of mineralization made up from several hundred individual samples. Michelin mineralization was used for the bulk of the campaign, with a 70/30 Michelin/Jacques Lake blend comprising the feed for the final four days of operation.

Overall leach extraction with a 36 hour retention time was 87% with RIP extraction of uranium from the leached slurry averaging 99.7% . Subsequent analysis of the pilot plant data, and additional tests, showed that extraction would likely be 89% if retention times were increased slightly to 48 hours.

When handling Michelin mineralization, sulphuric acid consumption was 28 kg/t. This increased to 34 kg/t when handling the Michelin-Jacques Lake blend and was in keeping with expectations derived from earlier bench scale tests. A mixture of air and sulphur dioxide (SO2) was successfully used as an oxidant.

Tailings neutralization was performed continuously using ground limestone in a first stage then slaked lime to complete the neutralization reactions. Limestone and lime consumptions were low, at approximately 30 kg/t and 3 kg/t, respectively. The tailings solutions were then treated with barium chloride for radium control.

Standard analyses and tests were performed to ensure that the tailings treatment processes could meet strict environmental guidelines. Water fleas (known as daphnia magna) and Rainbow Trout fingerlings were placed in 100% undiluted treated water. As per industry standards, treated tailings water is considered acceptable if more than half the test species in the 100%-undiluted treated water survive over 96 hours. In the Michelin Pilot Plant test, 100% of the fish and water fleas lived over the test period, which indicates the development of a satisfactory treatment process for excess water.

“Given the high uranium recoveries, modest consumption of energy and consumables, and excellent tailings test results in the operation of the pilot plant, we believe the Michelin Project has taken a major step towards demonstrating production viability” says Bruce Dumville, President and CEO, Aurora Energy Resources.

J.R. Goode, P.Eng., Ontario and Aurora consultant, is the Qualified Person who has overseen the collection and verification of the data for this release and has reviewed and approved this release's content.

ABOUT FRONTEER
Fronteer is an exploration and development company with three key gold projects in Nevada forming its platform for future gold production. Fronteer also has a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources, a private subsidiary advancing a world-class uranium district in Labrador, Canada. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo, President and CEO, Fronteer Development Group
Bruce Dumville, President and CEO, Aurora Energy Resources
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.